SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 16, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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          CNOOC Signs Second Deepwater Exploration Contract with Husky

(Hong Kong, August 16, 2004) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) today announced that its parent company, China National Offshore Oil Corporation ("CNOOC") inked a petroleum contract with Husky Oil China Limited (a subsidiary of Husky Energy Limited based in Canada, "Husky") for deepwater block 29/26 in the Pearl River Mouth Basin of the Eastern South China Sea.

This was the second deepwater exploration contract signed between CNOOC and Husky, and was also the seventh contract signed between them.

Block 29/26, one of the 12 deepwater blocks offered for open bidding by CNOOC in 2002, is located about 300 kilometers southeast of Hong Kong. The block covers an area of 3,965 square kilometers, and is in water depth of 300 to 2000 meters.

Under the terms of the contract, the exploration period will be divided into three phases. Husky is committed to drill one exploration wildcat during each phase.

Husky will be responsible for 100 percent of the exploration expenditure and the Company has the right to back in up to 51% working interest in any commercial discoveries in the block at no cost.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "We are pleased to see the interest and confidence that Husky showed to the potentials of the deepwater blocks again. At present, a number of foreign companies are studying the geological data of the deepwater blocks. We believe more partners will be interested exploring the deepwater blocks in the South China Sea in the future."



Ends

Notes to Editor

CNOOC LIMITED-  BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Daily production for the quarter ended March 31, 2004 was 362,672 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude oil producers in Indonesia.




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The Company has about 2,447 employees.

CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.
CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Charlotte Kong/Ms. Joe Lee
Ketchum Newscan Public Relations
Tel: 852-3141-8063/852-3141-8028
Fax: 852-2510-8199
E-mail:  Charlotte.kong@knprhk.com
         -------------------------
         joy.lee@knprhk.com
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                  ----------------------------
                                                  Name:  Cao Yunshi
                                                  Title:  Company Secretary

Dated:  August 16, 2004